FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              20 July, 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):








         International Power plc Signs Agreement to Acquire 75% of 990 MW Plant in Portugal, for EUR205 million (GBP137 million) from RWE Power AG


(London - 20 July 2004) International Power plc (IPR) today announces that it has signed an agreement with RWE Power AG (RWE) to acquire a 75% shareholding in the 990 MW combined cycle gas turbine (CCGT) Turbogas power station in Portugal for EUR205m (GBP137m). The plant, located near the second largest Portuguese city Porto, in northern Portugal, is co-owned with EDP (20%) and Koch Transporttechnik (5%). The acquisition of Turbogas includes the 100% ownership of the operations and maintenance (O&M) company, Portugen.

"We are very pleased to have signed this agreement to acquire RWE's stake in Turbogas, a new and efficient plant that will immediately contribute to earnings post completion," said Philip Cox, Chief Executive Officer of International Power. "Turbogas builds on our existing position in Portugal, a country in which we have operated for several years, and creates fuel diversity alongside Pego, our 600 MW coal-fired plant in this market," Mr Cox added.

This acquisition will be funded from existing IPR cash and liquid resources.

Turbogas is currently selling its entire output under a 25-year Power Purchase Agreement (PPA), with a gas supply agreement of a similar term. The Portuguese government is in discussions with all incumbent generators to amend existing long-term contracts to enable the liberalisation of the Portuguese electricity market and its inclusion in an integrated Iberian market. Through its experience at Pego, International Power is familiar with the liberalisation process and is confident that the government will preserve the full value of these long-term power offtake contracts.

In the year to 31 December 2003, Turbogas and Portugen had combined reported profit before tax of EUR13m (GBP9m) on net liabilities of EUR9m (GBP6m) under Portuguese Generally Accepted Accounting Principles (GAAP). Under UK GAAP, comparable numbers for profit before tax would have been some EUR65m (GBP43m) on net assets of EUR130m (GBP87m). Turbogas has long-term non-recourse debt of EUR488m (GBP325m), financed by a syndicate of domestic (Portuguese) and international banks.

Completion of this acquisition is conditional upon lender and regulatory approvals. The existing co-owners also have pre-emption rights.



Notes to Editors

Turbogas commenced operation in 1999, and consists of three 330MW Siemens units using 94.3A(1) combined cycle gas turbines. The material differences between Portuguese and UK GAAP include lease accounting, capitalisation and depreciation of project development costs, and the treatment of major maintenance and overhaul costs.



For further information please contact:

Investor Contact:
Aarti Singhal
Telephone: + 44 20 7320 8681


Media Contact:
Sara Richardson
Telephone: + 44 20 7320 8619


About International Power

International Power plc is a leading independent electricity generating company with 11,072MW (net) in operation and 1,655MW (net) under construction. International Power has facilities in operation or under construction in Australia, the United States, the United Kingdom, the Czech Republic, the UAE, Portugal, Turkey, Malaysia, Oman, Pakistan, Saudi Arabia and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADRs), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".


                                     INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary